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                    February 1, 2024

       Paul A. Jacobson
       Chief Financial Officer
       General Motors Co
       300 Renaissance Center
       Detroit, Michigan 48265-3000

                                                        Re: General Motors Co
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            File No. 001-34960

       Dear Paul A. Jacobson:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing